[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

July 17, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:                             EWT Holdings I Corp.

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, EWT Holdings I Corp., (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review. The Registration Statement submitted herewith relates to the contemplated initial public offering of the Company’s common stock.

On behalf of our client, we confirm to you that the Company will publicly file the Registration Statement and nonpublic draft submissions thereof at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 859-8468 or Meredith Mackey at (212) 859-8974.

Very truly yours,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:	Benedict J. Stas, Chief Financial Officer (EWT Holdings I Corp.) Vincent Grieco, Esq., General Counsel (EWT Holdings I Corp.) Meredith Mackey (Fried, Frank, Harris, Shriver & Jacobson LLP)